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                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 33-55931


                            TEXAS UTILITIES COMPANY

         AUTOMATIC DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

         In April 1996, Texas Utilities Company (TUC) announced that it had entered into an agreement to acquire certain businesses of ENSERCH Corporation (ENSERCH). This transaction will be accomplished through the mergers of TUC and ENSERCH into subsidiaries of TUC Holding Company, a newly formed Texas corporation (Mergers). At the effective time of Mergers: (i) TUC Holding Company will change its name to Texas Utilities Company and assume all of TUC's obligations under the Automatic Dividend Reinvestment and Common Stock Purchase Plan (Plan), (ii) TUC will change its name to Texas Energy Industries, Inc.,
(iii) all outstanding shares of TUC's common stock will be converted into shares of TUC Holding Company common stock on a one-for-one basis, and (iv) all participants in ENSERCH's Dividend Reinvestment Plan will be enrolled as Participants in the Plan.

         As a consequence of the foregoing, references to Texas Utilities Company in the accompanying Prospectus, dated October 7, 1994, made with respect to events or circumstances occurring or existing prior to the effective time of the Mergers shall be deemed to be references to TUC. References therein to Texas Utilities Company made with respect to events or circumstances occurring or existing after the effective time of the Mergers shall be deemed to be references to TUC Holding Company. The Plan will otherwise remain unchanged.

         For additional information concerning the Mergers, Participants should refer to TUC's Joint Proxy Statement/Prospectus, dated September 23, 1996, and incorporated herein by reference.

           The date of this Prospectus Supplement is March 10, 1997.